

August 21, 2012

Via E-mail
Dr. Yuval Cohen
President
Morria Biopharmaceuticals PLC
53 Davies Street
London W1K 5JH
United Kingdom

> **Re:** **Morria Biopharmaceuticals PLC**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed August 8, 2012**
> **File No. 000-54749**

Dear Dr. Cohen:

We have reviewed your amended registration statement and your correspondence dated August 8, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 3. Key Information

D. Risk Factors

"We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize our product candidates," page 6

1. We note your response to prior comment 7. It is unclear from your disclosure how you believe you can execute your operating plan for the fiscal year, which you estimate to cost $1.7 million, without additional funding when the balance of your cash and investment securities is currently $280,000. Please clarify and/or revise this disclosure both here and on page 45.

<u>"Our product candidates are still in the early stages of development and remain subject to clinical testing and regulatory approval . . .," page 10</u>

2. We note your response to prior comment 9. Based on your disclosure on pages 41 and 51, please expand your disclosure in this risk factor to disclose that the clinical trials you have performed to date for MRX-6 were not conducted in the United States, were not compliant with either ICH or FDA regulations, and that you are required to complete a new clinical trial that will be acceptable to the FDA in order to advance this product candidate's development.

<u>"U.S. investors may not be able to enforce their civil liabilities against our company or our directors, controlling persons and officers," page 35</u>

3. Please consider including discussion of the availability of a treaty or reciprocity between the U.S. and the United Kingdom.

<u>Item 4. Information on the Company</u>

<u>B. Business Overview</u>

<u>Product Candidates, page 41</u>

4. We note your response to prior comment 20. Please include both in this discussion and in your related disclosure on page 50 a brief description of the ICH and the reasons why clinical trials conducted according to its rules are acceptable to the FDA. Please also disclose the circumstances in which foreign clinical trials can be used to support an IND, including if: (a) they are performed in accordance with good clinical practice, including review and approval by an independent ethics committee and informed consent from subjects, and (b) the FDA is able to validate the data from the study through an onsite inspection, if necessary.

<u>Scientific Background to Inflammation and Our Product Candidates, page 45</u>

5. We note your response to prior comment 22. You state that the role of PLA2 in inflammatory diseases has been "universally" accepted in the scientific community. Please provide the factual basis for this assertion, particularly in light of your next sentence claiming that this role has become "increasingly better understood" since the 1980s, which calls into question the universality of its acceptance.

6. You state that your principal shareholder's work in this field has been "generally" accepted by his peers. To the extent that you are aware of any dissents in the scientific community relating to his conclusions, please describe them here and note, if applicable, where these dissents have been published.

7. If your principal shareholder or any of your other affiliates were engaged in any of the clinical programs using PLA2 indicators that were launched in the 1990s, please revise your disclosure to state this.

Item 6. Directors, Senior Management and Employees

B. Compensation

Employment and Consulting Agreements, page 83

8. Please expand your discussion of your agreements with Prof. Saul Yedgar to disclose that you also entered into a director agreement on February 21, 2005, which is filed as Exhibit 4.13.

9. You disclose that you entered into a consulting agreement with Dr. Joseph Bondi effective June 1, 2007. Based on the agreement filed as Exhibit 4.19, it appears that this was an employment agreement. Please revise your filing for this inconsistency. Alternatively, please provide us with an analysis that supports your conclusion that this was a consulting agreement rather than an employment agreement.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 89

10. We have reviewed your response to prior comment 32. Based on your disclosure on pages 102-104, it appears that your agreements with Yissum are related party agreements. Please expand your disclosure in this section to provide a brief summary of the related party transactions with Yissum. Alternatively, please provide us with an analysis that supports your conclusion your agreements with Yissum are not related party transactions.

Item 10. Additional Information

E. Taxation

Information reporting and backup withholding, page 111

11. Please include a discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Item 11. Quantitative and Qualitative Disclosures About Risk

D. American Depositary Shares, page 114

12. Please update this section as follows:

- Make clear the timelines for notices of meetings and shareholder voting and make clear whether shareholders or the depositary has the option of voting electronically or by mail;

- We note your disclosure under "Fees and Charges, page 118" that ADS holders may be charged for "other regulatory requirements." Please make clear, here or elsewhere, the requirements being referenced, particularly as distinguished from the taxes, fees, and expenses already specified here or elsewhere. Supplementally, tell us whether ordinary shareholders are also subject to such expenses; and

- Your discussion of pre-released ADSs should make clear whether the depositary may pre-release amounts above the 30% threshold and why.

Item 19. Exhibits, page 126

13. Please revise your exhibit index for Exhibit 4.18 to reference May 25, 2011 rather than February 21, 2005.

14. We have reviewed your response to prior comment 36. The current version of the security agreement filed as Exhibit 4.30 does not contain complete schedules to the agreement. Please file a complete copy of the executed version of the security agreement currently filed as Exhibit 4.30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or at Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Jeffrey Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017